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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                ----------------


                                     FORM 10


                   GENERAL FORM AND REGISTRATION OF SECURITIES
                       PURSUANT TO SECTION 12(b) OR (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                        UNION PLANTERS HOME EQUITY CORP.
             (Exact name of registrant as specified in its charter)

Incorporated in Delaware                                         52-2273306
(State or other jurisdiction                                  (I.R.S. Employer
of incorporation or organization)                            Identification No.)

      7130 GOODLETT FARMS PARKWAY, CORDOVA, TENNESSEE                   38018
         (Address of principal executive offices)                     (Zip Code)


Registrant's telephone number, including area code (901) 580-6000


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

            Title of each class                 Name of each exchange on which
            to be so registered                 each class is to be registered
            -------------------                 ------------------------------

              Not Applicable                             Not Applicable


        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                                (Title of class)


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ITEM 1.           BUSINESS


Organization

                  Union Planters Home Equity Corp. (the "Company") was incorporated in Delaware on August 30, 2000, as a wholly owned, limited-purpose financing subsidiary of Union Planters Bank, National Association, a national banking association (the "Bank").

Issuance of Collateralized Mortgage Bonds and Mortgage Securities

                  The Company was organized to facilitate the financing of mortgage loans through the issuance and sale of collateralized mortgage obligations (the "Bonds") and certificates of participation in pools of Collateral (as hereinafter defined) ("Mortgage Securities"). The Bonds will be issued by either the Company or a trust established by the Company to issue a series of Bonds. The Bonds will be issued pursuant to an indenture or indentures and will be collateralized by one or more of the following: mortgage loans, Government National Mortgage Association Certificates, Freddie Mac Mortgage Participation Certificates, Fannie Mae Mortgage-Backed Certificates, other mortgage certificates or collateralized mortgage obligations, funding agreements with limited-purpose finance companies that may be collateralized by any or all of the foregoing, insurance policies, and various accounts and funds (collectively, the "Collateral"). The Collateral for a series of Bonds will be pledged to a trustee. The Mortgage Securities will be issued by a trust pursuant to a trust agreement. The Mortgage Securities will represent a percentage interest in a pool of Collateral purchased by the trust.

                  After payment of the expenses of an offering and certain administrative expenses, the net proceeds from an offering of Bonds or Mortgage Securities will be used to purchase Collateral from the Bank or one of its affiliates, the Company (in the case of Mortgage Securities issued by a Trust) or various third parties. In certain cases, a portion of such proceeds may be lent to various limited-purpose finance companies, which will purchase Collateral from their affiliates. The Bank, its affiliates and the Company can be expected to use the proceeds to reduce indebtedness incurred to obtain such loans, to acquire additional Collateral or for general corporate purposes.

                  The Certificate of Incorporation of the Company limits its activities to the foregoing and to acts incidental thereto. Without the consent of each trustee under any agreement pursuant to which any Bonds or Mortgage Securities, as the case may be, were issued, the Company may not, among other prohibited activities, (i) incur any indebtedness other than the Bonds or Mortgage Securities and indebtedness that is subordinated thereto, (ii) engage in any other business; (iii) consolidate or merge with any other entity, unless the successor expressly assumes the obligations evidenced by the Bonds and Mortgage Securities; or (iv) file a petition in bankruptcy.



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                  The Company's plan of operations for the 2001 fiscal year is to issue series of Bonds and Mortgage Securities pursuant to public and private offerings to the extent that market conditions are favorable.


ITEM 2.           FINANCIAL INFORMATION

                  The Company was incorporated on August 30, 2000, and has not yet commenced any significant operations. Accordingly, no Selected Financial Data and no Management's Discussion and Analysis of Financial Condition and Results of Operations are presented.

ITEM 3.           PROPERTIES

                  The Company has no physical properties. Its primary assets will be Collateral that collateralizes a series of Bonds or Mortgage Securities.

ITEM 4.           SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

                  The Company is a wholly-owned subsidiary of the Bank. The following table sets forth, as of December 31, 2000, certain information with respect to the security ownership of the common stock of Union Planters Corporation, the corporate parent of the Bank, by each director of the Company and by all officers and directors as a group:

         Name of                  Number of Shares                  Aggregate
    Beneficial Owner             Beneficially Owned             Percentage Owned
    ----------------          ----------------------------      ----------------
                              Direct           Indirect(1)
                              ------           -----------
Norman J. Burglin              8,400                0            less than 1.0%

Bobby L. Doxey                79,000                0            less than 1.0%


All directors and officers    87,400                0            less than 1.0%
as a group (includes only
those persons named above)

------------------

(1) Includes shares (a) owned by certain relatives, (b) held in various fiduciary capacities and (c) held by certain corporations. While these shares may be deemed to be beneficially owned under the rules and regulations of the Securities and Exchange Commission, their inclusion herein does not constitute an admission of beneficial ownership.


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ITEM 5            DIRECTORS AND EXECUTIVE OFFICERS

                  The directors and executive officers of the Company are:

    Name                        Position                                     Age
    ----                        --------                                     ---
    Norman J. Burglin           Director; President                           40
    Bobby L. Doxey              Director; Vice President; Secretary           53

                                    Director

                  Bobby Doxey is Senior Executive Vice President and Chief Financial Officer of Union Planters Corporation. Mr. Doxey came to Union Planters Corporation from Bank One where he served for over 15 years in various financial positions including Chief Financial Officer of their $22 billion operation in Texas and Senior Vice President and Controller of Bank One Corp. in Columbus, Ohio. A graduate of Louisiana State University in Baton Rouge, Mr. Doxey is a Certified Public Accountant.

                  Norman J. Burglin is Senior Vice President of Wholesale Lending. Mr. Burglin has an undergraduate degree in Education and a Masters of Business Administration and 14 years management experience in both retail and wholesale sales, product development, and processing. Prior to joining Union Planters Corporation, Mr. Burglin was a Senior Vice President with First Tennessee.

ITEM 6.           EXECUTIVE COMPENSATION

                  The directors and executive officers of the Company do not receive any remuneration from the Company.

ITEM 7.           CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                  With respect to each series of the Bonds or Mortgage Securities, the Company may purchase from the Bank, or an affiliate thereof, certain of the Collateral that will collateralize such series of Bonds or Mortgage Securities. The Bank will advance to, or contribute to the capital of, the Company funds as necessary to pay certain Bond issuance costs and administrative expenses. The Company will be obligated to repay any advances and, in addition, to reimburse the Bank for amounts for which the Bank may become obligated to any bank issuing a letter of credit used to fund the various funds comprising a portion of the Collateral for a series. Such reimbursement obligations, however, will be subordinate to the Company's obligations to the security holders.

                  Union Planters Bank, National Association (the "Bank"), a subsidiary of Union Planters Corporation, will provide the Company with accounting and administrative services, including services of officers, and will charge the Company for such services. Payment for such services will be subordinate to the Company's obligations to the holders of Bonds and Mortgage Securities. The Bank may act as a master servicer or servicer with respect to mortgage loans comprising a portion of the Collateral. The Bank will receive customary master servicing and servicing fees, as applicable, for such services.

ITEM 8.           LEGAL PROCEEDINGS

                  None.



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ITEM 9.           MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
                  COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

                  All of the Company's Common Stock, its sole class of equity securities, is owned by the Bank. Accordingly, there is no public trading market for its Common Stock. The Company has not paid any dividends with respect to its Common Stock.

ITEM 10.          RECENT SALES OF UNREGISTERED SECURITIES

                  On September 20, 2000, the Company sold 1,000 shares of its Common Stock to the Bank for a cash price of $10,000. Such shares were not registered under the Securities Act of 1933, in reliance upon the exemption therefrom provided under Section 4(2) of that Act.

ITEM 11.          DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

                  The class of securities of the Company to be registered hereby consists of its Common Stock, par value $0.01 per share, of which 1,000 shares are authorized and 1,000 shares are issued and outstanding. All outstanding shares are duly and validly authorized and issued and fully paid and nonassessable. The authorized number of shares of Common Stock may be increased or decreased and certain other changes may be made therein (and one or more classes of preferred or special stock may be created) by the affirmative vote of the holders of more than two-thirds of the outstanding shares of the Common Stock.

                  Holders of the shares of Common Stock of the Company are entitled to receive dividends when and if declared by the Board of Directors of the Company out of funds legally available therefor. Holders of Common Stock of the Company are entitled to one vote per share on all matters that properly come before the Stockholders. Stockholders have no conversion or redemption rights, are not liable for further calls or assessments, and, upon liquidation, are entitled, after payment of all liabilities, to receive the assets of the Company, either in cash or in kind, on a pro rata basis.

ITEM 12.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

                  The Company is incorporated under the laws of Delaware.
Section 145 of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any persons, including officers and directors, who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation, by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise). The indemnity may include expenses (including attorneys' fees), judgements, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, for criminal proceedings, had no reasonable cause



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to believe that his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expense which such officer or director actually and reasonably incurred.

                  The Certificate of Incorporation and Bylaws of the Company provide, in effect, that, subject to certain limited exceptions, the Company will indemnify its officers and directors to the extent permitted by the Delaware General Corporation Law.

                  The Bank carries an insurance policy providing directors and officers liability insurance for any liability its directors or officers or the directors or officers of any of its subsidiaries, including the Company, may incur in their capacities as such.

ITEM 13.          FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

         Index to Financial Statements.
                                                          Sequential Page Number
                                                          ----------------------
         Report of Independent Accountants                            8
         Balance Sheet as of  November 20, 2000                       9
         Notes to the Balance Sheet                                  10

ITEM 14.          CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
                  ON ACCOUNTING AND FINANCIAL DISCLOSURE

                  None.

ITEM 15.          FINANCIAL STATEMENTS AND EXHIBITS

                  (a)      FINANCIAL STATEMENTS

                  Report of Independent Accountants

                  Balance Sheet as of November 20, 2000, together
                    with the Notes thereto

                  (b)      EXHIBITS

                  3.1      Certificate of Incorporation of the Company

                  3.2      Bylaws of the Company



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                                   SIGNATURES


                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            UNION PLANTERS HOME EQUITY CORP.


Date:  January 24, 2001                     By:  /s/ Norman J. Burglin
                                                 ---------------------
                                                     Norman J. Burglin
                                                     President



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                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholder of Union Planters Home Equity Corp.

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Union Planters Home Equity Corp. (the "Company"), a wholly-owned subsidiary of Union Planters Bank, National Association, at November 20, 2000 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP


November 21, 2000



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                        UNION PLANTERS HOME EQUITY CORP.
                           (A WHOLLY-OWNED SUBSIDIARY
                  OF UNION PLANTERS BANK, NATIONAL ASSOCIATION)
                                  BALANCE SHEET
                                NOVEMBER 20, 2000



ASSETS
     Cash held by Parent                                        $10,000
                                                                -------
         TOTAL ASSETS                                           $10,000
                                                                =======

SHAREHOLDER'S EQUITY
     Common stock, par value $0.01 per share,
       1,000 shares authorized,
       issued and outstanding                                   $    10
     Additional paid-in-capital                                   9,990
                                                                -------

         TOTAL SHAREHOLDER'S EQUITY                             $10,000
                                                                =======





The notes to the balance sheet are an integral part of this financial statement.


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                        UNION PLANTERS HOME EQUITY CORP.
                           (A WHOLLY-OWNED SUBSIDIARY
                  OF UNION PLANTERS BANK, NATIONAL ASSOCIATION)
                           NOTES TO THE BALANCE SHEET


NOTE 1 - ORGANIZATION OF THE COMPANY

Union Planters Home Equity Corp. (the "Company"), a wholly-owned subsidiary of Union Planters Bank, National Association (the "Parent"), was incorporated on August 30, 2000. The Company was organized to facilitate the financing of loans through the issuance and sale of collateralized mortgage obligations and certificates of participation in pools of collateral. On September 20, 2000, the Company sold 1,000 shares of common stock to the Parent for $10,000 that was received on November 20, 2000. The Company had no operations, income or cash flows for the period ended November 20, 2000.


NOTE 2--SECURITIES ISSUANCES

The Company has filed an initial registration statement on Form S-3 with the Securities and Exchange Commission on September 20, 2000 providing for the issuance of securities in the aggregate principal amount of $1 million. There were no securities issued during the period from inception through November 20, 2000.


NOTE 3--CASH HELD BY PARENT

The Parent maintains the Company's cash account.


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